FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

ACQUISITION OVERVIEW
    Over the last several years the Corporation has made numerous sizeable acquisitions establishing dominant positions in Missouri and New Mexico, and significant presences in southern Illinois, western Tennessee, Oklahoma, Arkansas and northern Texas. In 1993 and through the first quarter of 1994 the Corporation completed six acquisitions in four states aggregating $2.9 billion in total assets. The Corporation's operations currently span nine states, with services delivered from approximately 425 branch locations and 350 off-premise ATM's. A summary of the acquisitions consummated in 1993 and 1994 is provided below.

Oklahoma and Arkansas Acquisitions
    On May 26, 1993, the Corporation, through its Oklahoma and Arkansas subsidiaries, acquired 20 branches of the former Cimarron Federal Savings Association (Cimarron), in an RTC assisted transaction for $13.1 million in cash. Assets purchased, consisting primarily of cash and investment securities, and deposits assumed totaled approximately $430 million. Two locations, with deposits of approximately $60 million, became branches of the Corporation's Oklahoma bank, and the other 18 locations, primarily located in eastern Oklahoma, became branches of the Corporation's Arkansas thrift subsidiary, Superior Federal Bank (Superior), which is headquartered in Fort Smith, Arkansas. Superior, with assets of $1.2 billion, is the third largest financial institution in the state, providing services from 57 locations in two states, 39 of which are located in central and northwestern Arkansas and 18 locations in eastern Oklahoma.
    On March 31, 1994, the Corporation acquired Woodland Bancorp, Inc. (Woodland), a retail banking organization with assets of approximately $65 million, in a pooling transaction resulting in the issuance of .4 million shares of common stock. Woodland is located in Tulsa, Oklahoma and was merged into the Corporation's Oklahoma bank with total assets now approximating $1.6 billion with services provided from 19 locations primarily within the Oklahoma City and Tulsa metropolitan areas.

Texas Acquisitions
    On March 5, 1993, the Corporation, through its subsidiary bank, Sunwest Bank of El Paso, acquired First City's former bank in El Paso under an FDIC assisted transaction for $14 million in cash. This bank, with assets of approximately $340 million, was merged into the Sunwest Bank of El Paso providing intramarket operating efficiencies. As a result of this transaction, the Corporation's El Paso bank increased its asset size to approximately $510 million and has attained a significant market share in the El Paso metropolitan area.
    On November 30, 1993, the Corporation acquired First Amarillo Bancorporation, Inc. (Amarillo), in a transaction accounted for as a pooling of interests. Under terms of the agreement, the Corporation exchanged .912 shares of its common stock for each share of Amarillo, resulting in the issuance of approximately 5.9 million shares of common stock. Amarillo, with assets at March 31, 1994, of approximately $1.0 billion, is located in Amarillo, Texas and has the leading market share in this north Texas market.
    In the first quarter of 1994, the Corporation announced an agreement to acquire Eagle Management and Trust Company, an investment advisory firm located in Houston, which has more than $1.4 billion in assets under management. This acquisition is expected to be completed in the second quarter of this year and will not have a material impact on near-term financial results.

Missouri Acquisition
    On April 23, 1993, the Corporation, through its Kansas City bank, acquired Missouri Bridge Bank, N.A., the former Metro North State Bank and Merchants Bank under an assisted transaction with the FDIC. Boatmen's First National Bank of Kansas City acquired $1.1 billion of certain assets and assumed the same amount of deposit liabilities for a premium of $15.8 million. As a result of this transaction, the Corporation increased its assets in the Kansas City metropolitan area to $3.7 billion, further solidifying its leading position in this market. Assets purchased included loans of approximately $960 million and other assets totaling $180 million, consisting primarily of investment securities, cash and short-term investments. The Corporation

- ---------------------------------------------------------------------------------------------------------------------------------
Table 1: Acquisitions--1994 and 1993                                                                                Accounting
                                        Date     State            Assets          Price          Shares issued(1)   method
- ---------------------------------------------------------------------------------------------------------------------------------
FDIC assisted--First City-El Paso        3/93    Texas      $ .3 billion    $ 14 million cash               --      Purchase
FDIC assisted--Missouri Bridge Bank      4/93    Missouri    1.1 billion      16 million cash               --      Purchase
RTC assisted--Cimarron Federal Savings   5/93    Oklahoma     .4 billion      13 million cash               --      Purchase
FCB Bancshares, Inc.                     8/93    Kansas       .2 billion      25 million cash               --      Purchase
First Amarillo Bancorporation, Inc.     11/93    Texas        .8 billion     192 million stock     5.9 million      Pooling
Woodland Bancorp, Inc.                   3/94    Oklahoma     .1 billion      12 million stock      .4 million      Pooling
- ---------------------------------------------------------------------------------------------------------------------------------
  Total assets                                              $2.9 billion
=================================================================================================================================

(1) Previously reported share data have been restated to reflect the two-for-one stock split which was declared on August 10,
    1993 and paid on October 1, 1993.


2  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

retained eight of the bank's 15 branches and purchased the premises and equipment at fair market value.
    As part of the transaction, the Corporation entered into a five-year loss-sharing arrangement with the FDIC with respect to approximately $950 million in multi-family residential, commercial real estate, construction and commercial and industrial loans. For a more complete description of the loss-sharing arrangement, refer to the Segregated Assets section of this report.

Kansas Acquisition
    On August 2, 1993, the Corporation consummated the acquisition of FCB Bancshares, Inc., a one-bank holding company located in Overland Park, Kansas with assets of approximately $185 million, for $25 million in cash. This acquisition represents the Corporation's initial entry into Kansas and is a natural extension of the Corporation's Kansas City franchise.
    A summary of the Corporation's asset distribution by state is provided in Table 2.

- -----------------------------------------------------------
Table 2: Asset Distribution
March 31, 1994 (in billions)     Assets          % of total
- -----------------------------------------------------------
Missouri                         $16.6                 61.3%
New Mexico                         3.2                 11.8
Oklahoma                           1.9                  7.0
Texas                              1.5                  5.5
Iowa                               1.1                  4.1
Illinois                           1.0                  3.7
Arkansas                            .9                  3.3
Tennessee                           .7                  2.6
Kansas                              .2                   .7
- -----------------------------------------------------------
Total                            $27.1                100.0%
===========================================================

EARNINGS OVERVIEW
    Net income increased to $85.6 million, up 8.0% from the same period of last year, and net income per share was $.82, an increase of 6.5%. The earnings growth reflected higher net interest income and noninterest income and continued improvement in asset quality. This resulted in a lower provision for loan losses, which was offset in part by higher noninterest and tax expense. Four purchase acquisitions were consummated during the period from March 1, 1993, through March 31, 1994; therefore, the results of operations of these companies are included in the consolidated financial statements only subsequent to the dates of acquisition and must be considered when reviewing the trended financial information. In addition, the results of operations of Woodland, which qualified for accounting as a pooling of interests, are not included in the consolidated financial statements prior to January 1, 1994, due to the immaterial effect on the Corporation's financial results.
    For the first quarter, the return on average assets was 1.29% and the return on equity was 15.92%, both of which approached the Corporation's near-term goals of 1.3% and 16%, respectively. These returns were slightly below the year-earlier levels because of a one-time $6 million gain in the first quarter of 1993 from an income tax accounting change at the Corporation's Amarillo subsidiary, which was acquired in the fourth quarter of 1993.
    Net interest income, on a fully-taxable equivalent basis, increased
5.7% over the first quarter of 1993 principally due to an increase in average earning assets, which was partially offset by a narrower net interest margin. The net interest margin was 4.34% for the first quarter, a decrease of 22 basis points from the first quarter of last year and a seven basis point drop from the fourth quarter of 1993. The decrease in the net interest margin reflected both prepayment of mortgage-backed securities and other maturing investment securities with subsequent reinvestment into securities with lower yields.
    Noninterest income increased 17.3% over the first quarter of 1993. Excluding acquisitions and securities gains, noninterest income increased
9.3%, as most core noninterest income categories increased from the prior year level.
    Noninterest expense was up 12.6% from the first quarter of last year. Excluding acquisitions, noninterest expense increased 7.3%.
    The provision for loan losses for the first quarter of 1994 declined to $5.6 million, representing a decrease of 70.9% from the first quarter of last year, and a decline of 52.4% from the fourth quarter of 1993. The lower loan loss provision reflected continued improvement in asset quality as evidenced by lower levels of actual loan losses and further declines in nonperforming and criticized loans. For the first quarter, net loan charge-offs declined to $2.3 million, a decrease of 65.7% from the same period last year, and included a recovery of $3.7 million pertaining to one credit. Net charge-offs as a percentage of average loans dropped to .06% compared to .21% for the first quarter of last year and .24% for all of 1993.
    Presented in Table 3 is an income statement analysis expressed on a per share basis for the quarter ended March 31, 1994, compared to the same period last year and the three months ended December 31, 1993. A more detailed discussion and analysis of the major factors impacting the comparability between periods is provided throughout this report.


- --------------------------------------------------------
Table 3: Earnings Per Share Analysis
                        1ST QTR. '94        1st Qtr. '94
Per share           VS. 1ST QTR. '93    vs. 4th Qtr. '93
- --------------------------------------------------------
Net income
 per share
 prior quarter                  $.77                $.75
- --------------------------------------------------------
Net interest income              .14                 .02
Provision for
 loan losses                     .13                 .06
Noninterest income               .18                (.04)
Noninterest expense             (.26)                .11
Income tax expense              (.13)               (.07)
Impact of additional
 shares of
 common stock                   (.01)               (.01)
- --------------------------------------------------------
Net increase                     .05                 .07
- --------------------------------------------------------
Net income
 per share
 current quarter                $.82                $.82
========================================================

NET INTEREST INCOME
    Measured on a fully-taxable equivalent basis, net interest income increased 5.7% over the first quarter of 1993. This increase was primarily due to growth in average earning assets which was partially offset by a lower net interest margin. Average earning assets increased 11.2% over the first quarter of last year primarily due to purchase acquisitions and increased loan production.
    Loans, the highest yielding earning asset, increased 13.9% over the first quarter of l993 and as a percentage of average earning assets was 63.1% compared to 61.6% for the same period last year. Held to maturity and available for sale securities increased 16.0%, representing 35.5% of average earning assets, up from 34.0% for the first quarter of 1993. This increase reflects redeployment of short-term money market instruments and funds received from regulatory assisted transactions to the investment

                                                     1994 Quarterly Report  3

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

portfolio, coupled with a planned expansion of the securities portfolio at the Corporation's Amarillo subsidiary which was acquired in the fourth quarter of 1993.
    After several periods of steady improvement in the net interest margin, the Corporation experienced an anticipated contraction in the margin over the second half of l993 which continued into the first quarter of this year.
The net interest margin for the first quarter of 1994 was 4.34% compared to 4.56% for the same period last year and 4.41% for the fourth quarter of l993. The decline in the net interest margin was primarily due to prepayments of mortgage-backed securities and other maturing securities with the subsequent reinvestment into securities with lower yields, resulting in a repricing of assets at a faster pace than interest-bearing deposits. The average yield on earning assets for the first quarter of l994 declined 49 basis points from the same period last year compared to a 36 basis point decline in the rate paid on deposits. During this same period, lending spreads narrowed as the surface spread between the prime rate and Federal funds dropped from 300 basis points to 280 basis points.
    The impact of the narrower spreads was offset to some extent by an increased contribution from the interest rate swap portfolio. An integral component of the Corporation's overall asset/liability management strategies is the management of interest rate risk through the prudent use of derivative products such as interest rate swaps. During the first quarter of 1994, the Corporation added new swap transactions with a notional amount of $1.0 billion and $250 million of swaps matured, such that at March 31, 1994, the swap portfolio totaled $2.5 billion. The interest rate swap portfolio has been used to modify the interest rate sensitivity of subordinated debt, alter the balance sheet sensitivity of acquired companies and modify the interest sensitivity of selected loan portfolio components. These swaps increased net interest income by approximately $7.3 million in the first quarter of 1994, adding 12 basis points to the net interest margin, compared to $4.1 million or eight basis points in the same period last year. Any future utilization of off-balance sheet financing techniques will be determined based upon the Corporation's overall interest rate sensitivity position and asset/liability management strategies, which are designed to limit interest rate risk exposure to no more than 5% of projected annual net income.
    Based on the current interest rate outlook and a reduction in mortgage-backed securities prepayments, the Corporation anticipates stability in the net interest margin in the near term.

- --------------------------------------------------------------------------------------------------
Table 4: Summary of Net Interest Income
Three months ended March 31 (in millions)               1994               1993           % change
- --------------------------------------------------------------------------------------------------
Average loans                                      $14,956.3          $13,127.9               13.9%
Average earning assets                              23,690.3           21,306.9               11.2
Average core deposits                               18,074.3           16,681.9                8.3
Average purchased funds                              3,832.1            2,955.7               29.7
Net interest income (FTE)                              257.0              243.1                5.7
Net interest margin                                     4.34%              4.56%
==================================================================================================

NONINTEREST INCOME
    Noninterest income increased 17.3% over the first quarter of 1993 reflecting continued growth in core fee income sources such as trust fees, service charge income, and credit card fees. Excluding the effect of acquisitions and securities gains, noninterest income increased 9.3%.
Strategic initiatives have emphasized the expansion of fee-based services as a means to stabilize the earnings stream and reduce the Corporation's exposure to interest rate and credit risk. As such, the Corporation has focused on increasing noninterest revenues, principally through expansion of its trust and retail lines of business. Noninterest income as a percentage of operating revenues was 33.5% for the first quarter of 1994 compared to 31.3% for the same period of 1993.
    Trust fees increased 11.9% over the first quarter of 1993 primarily due to successful marketing programs aimed at generating new personal and institutional business relationships. Excluding acquisitions, trust fees increased 9.4%. Trust assets under management totaled $32.9 billion at March 31, 1994, compared to $33.3 billion at March 31, 1993, and $34.1 billion at December 31, 1993, with the decrease being attributable to declines in equity and bond markets.
    Service charge income increased 14.4% over the first quarter of 1993. This increase reflects growth through recent acquisitions, increased penetration of the retail market and higher fees on corporate customer accounts.
Excluding acquisitions, service charge income increased 9.2%. Investment banking profits and fees decreased 6.8% from the first quarter of 1993 as lower levels of foreign exchange gains and bond trading profits more than offset increases in retail brokerage business. For the first quarter of 1994, retail brokerage fees increased $.5 million or 12% over the first quarter of last year.
    Credit card income totaled $15.0 million in the first quarter of 1994, an increase of 29.5%. Much of this increase reflects growth in transaction volume of merchant business, which is also reflected in the increase in credit card expense.
    Gains of $2.6 million were recognized in the first quarter of 1994 on sales of approximately $50 million of available for sale securities. Other noninterest income increased $4.5 million or 25.7% over the first quarter of 1993 including $3.3 million of segregated assets income.

- -----------------------------------------------------------------------------------------
Table 5: Summary of Noninterest Income
Three months ended March 31 (in millions)               1994          1993       % change
- -----------------------------------------------------------------------------------------
Trust fees                                            $ 39.2        $ 35.0           11.9%
Service charges                                         40.0          35.0           14.4
Credit card                                             15.0          11.6           29.5
Investment banking profits and fees                      7.9           8.5           (6.8)
Securities gains, net                                    2.6            .1
Mortgage banking operations                              3.0           2.9            3.4
Other                                                   22.0          17.5           25.7
- -----------------------------------------------------------------------------------------
  Total noninterest income                            $129.7        $110.6           17.3%
=========================================================================================
As % of operating income                                33.5%         31.3%
- -----------------------------------------------------------------------------------------
Revenue per full-time equivalent employee
  (in thousands)                                      $108.1        $106.3
=========================================================================================

4  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

NONINTEREST EXPENSE
    Noninterest expense totaled $242.5 million, an increase of 12.6% from 1993, but was down moderately from the third and fourth quarter 1993 levels of $248.3 million and $253.8 million, respectively. To a large extent, most categories of noninterest expense have been influenced by acquisitions consummated subsequent to March 1, 1993. Excluding the effect of these acquisitions, noninterest expense increased 7.3%, due primarily to increased staff expense, higher depreciation expense on equipment enhancements, increased credit card expense and advertising costs. The efficiency ratio was 62.7% for the first quarter of 1994 compared to 60.9% for the same period of last year. The temporary increase in the efficiency ratio reflects the impact of acquisitions, expansion within the retail line of business and slower growth in net interest income.
    Staff expense, which represents 51% of total noninterest expense, increased 10.7% from the first quarter of 1993. The number of full-time equivalent employees (FTE's) increased from 13,403 at March 31, 1993, to 14,330 at March 31, 1994, principally due to acquisitions. Excluding the effect of acquisitions, staff expense increased 8.4%, reflecting a planned expansion of the retail sales force, normal merit adjustments and increased costs of incentive and other employee benefit programs. While FTE's were added in the retail expansion, the additional compensation expense is largely commission-based and bears a direct relationship to increased revenue.
    Equipment expense increased 10.7% over the first quarter of 1993, primarily due to the acquisitions and higher depreciation expense associated with investments in capital expenditures for upgraded computer systems and software mainly to support trust and retail business expansion. The higher level of advertising expense reflects increased promotional activity associated with recent credit card and other retail initiatives.
    Foreclosed property costs reflected gains on sales of foreclosed property of $2.8 million and $4.1 million in the first quarters of 1994 and 1993, respectively, which more than offset operating expenses and writedowns to other parcels of property. Much of the gains during both periods was recognized at the Corporation's New Mexico subsidiary.

- -----------------------------------------------------------------------------------------
Table 6: Summary of Noninterest Expense
Three months ended March 31 (in millions)               1994          1993       % change
- -----------------------------------------------------------------------------------------
Staff expense                                         $123.1        $111.2           10.7%
Occupancy                                               16.6          16.3            1.9
Equipment                                               20.0          18.1           10.7
FDIC insurance                                          11.5          11.0            4.5
Credit card                                              9.0           7.1           26.8
Printing, postage, paper                                 9.5           8.7            9.2
Intangible amortization                                  8.3           5.1           62.7
Professional fees                                        5.6           5.4            3.7
Federal Reserve processing charges                       2.3           2.5            (.1)
Advertising                                              6.1           4.6           32.6
Communications                                           4.9           4.1           19.5
Foreclosed property costs, net                          (1.1)         (1.6)          29.9
Other                                                   26.7          22.9           16.6
- -----------------------------------------------------------------------------------------
  Total noninterest expense                           $242.5        $215.4           12.6%
=========================================================================================
Efficiency ratio                                        62.7%         60.9%
Number of full-time equivalent employees              14,330        13,403
=========================================================================================

- -----------------------------------------------------------------------------------------
Table 7: Summary of Noninterest Income and Noninterest Expense
         Excluding Effect of Acquisitions
Three months ended March 31 (in millions)               1994          1993       % change
- -----------------------------------------------------------------------------------------
Noninterest income:
  Trust fees                                          $ 38.3        $ 35.0            9.4%
  Service charges                                       38.1          34.9            9.2
  Other                                                 46.7          40.5           15.3
- -----------------------------------------------------------------------------------------
  Total noninterest income                            $123.1        $110.4           11.5%
=========================================================================================
Noninterest expense:
  Staff                                               $120.3        $111.0            8.4%
  Occupancy and equipment                               35.5          34.4            3.2
  Other                                                 74.6          69.3            7.6
- -----------------------------------------------------------------------------------------
  Total noninterest expense                           $230.4        $214.7            7.3%
=========================================================================================

    Goodwill and core deposit premium amortization totaled $8.3 million for the first quarter of 1994, an increase of 62.7% from the prior year, reflective of aforementioned purchase acquisitions consummated subsequent to March 1, 1993.
    In the first quarter of 1994, the Corporation adopted Statement of Financial Accounting Standards No. 112 (SFAS No. 112), "Employers'
Accounting for Postemployment Benefits," which requires recognition of the cost to provide postemployment benefits on an accrual basis. The
Corporation's existing accounting policies were in general compliance with the requirements of SFAS No. 112. Accordingly, adoption of this standard had no material impact on the level of postemployment expense.
    A summary of noninterest income and expense categories excluding the impact of acquisitions is provided in Table 7.

TAXES
    The Corporation's effective tax rate rose to 34.3% for the first quarter of 1994 compared to 28.2% for the same period of last year. The effective tax rate in 1993 was unusually low due to a one-time, $6.0 million reduction in income tax expense from adoption of SFAS 109, "Accounting for Income Taxes" at the Corporation's Amarillo, Texas subsidiary, which was acquired in November 1993. On a prospective basis, the effective tax rate should continue to approximate the statutory rate, adjusted for normal operating items such as tax-exempt interest, goodwill amortization and other nondeductible expenses.

                                                     1994 Quarterly Report  5

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES
    The provision for loan losses declined to $5.6 million in the first quarter of 1994, a decrease of 70.9% from the first quarter of last year and a decline of 52.4% from the fourth quarter of 1993 when the provision totaled $11.9 million. This decline reflects continued improvement in asset quality as evidenced by lower levels of actual loan losses, further declines in nonperforming loans and a continued downward trend in criticized loans identified through the Corporation's internal risk rating system. Excluding a one-time merger-related provision to conform loan reserve methods in the fourth quarter of 1992, the provision for loan losses declined for the tenth consecutive quarter. At March 31, 1994, the reserve for loan losses represented 240% of nonperforming loans compared to 195% at December 31, 1993, and 141% at March 31, 1993. The reserve for loan losses as a percentage of net loans was 2.28% compared to 2.38% at March 31, 1993, and 2.30% at year-end 1993. Consistent with the decrease in nonperforming and criticized loans, net loan charge-offs declined to a record low $2.3 million, a decrease of $4.5 million or 65.7% from the same period of 1993, and included a $3.7 million recovery pertaining to one credit. Annualized net charge-offs as a percentage of average loans dropped to .06% compared to .21% for the same period of last year and .24% for all of 1993.

- ----------------------------------------------------------------
Table 8: Summary of Reserve
         for Loan Losses
March 31 (in millions)                    1994              1993
- ----------------------------------------------------------------
Balance, beginning
 of year                                $341.1            $302.0
- ----------------------------------------------------------------
 Loans charged off                       (14.8)            (16.8)
 Recoveries on loans
  previously charged off                  12.5              10.0
- ----------------------------------------------------------------
 Net charge-offs                          (2.3)             (6.8)
 Provision charged
  to expense                               5.6              19.4
 Reserves of acquired
   subsidiaries                             .9               4.6
- ----------------------------------------------------------------
Balance, end of period                  $345.3            $319.2
================================================================
At end of period:
 Loan reserve as %
  of net loans                            2.28%             2.38%
 Loan reserve as %
  of nonperforming
  loans                                 239.96            140.93
Net charge-offs as
  % of average loans                       .06               .21
================================================================

NONPERFORMING ASSETS

- --------------------------------------------------------------------------------------------------
Table 9: Summary of Nonperforming Assets
(in millions)                                 MARCH 31, 1994    December 31, 1993   March 31, 1993
- --------------------------------------------------------------------------------------------------
Nonaccrual                                            $120.7               $142.9           $197.0
Restructured                                             7.2                 14.8             12.7
Past due 90 days or more                                16.0                 17.2             16.8
- --------------------------------------------------------------------------------------------------
  Total nonperforming loans                            143.9                174.9            226.5
- --------------------------------------------------------------------------------------------------
Foreclosed property                                    109.1                110.6            136.3
- --------------------------------------------------------------------------------------------------
  Total nonperforming assets                          $253.0               $285.5           $362.8
==================================================================================================
Nonperforming loans as % of total loans                  .95%                1.17%            1.68%
Nonperforming assets as % of total loans
  and foreclosed property                               1.65                 1.90             2.66
Nonperforming assets as % of total assets                .93                 1.07             1.52
Loan reserve as % of nonperforming loans              239.96               195.03           140.93
==================================================================================================

- ----------------------------------------------------------------------------------------------
Table 10: Loans Designated as Criticized Loans by Internal Risk Rating System
                                                                Criticized Loans
- ----------------------------------------------------------------------------------------------
(in millions)                                  Nonperforming         Performing          Total
- ----------------------------------------------------------------------------------------------
1993
- ----------------------------------------------------------------------------------------------
March 31                                              $226.5             $653.6         $880.1
June 30                                                190.6              610.2          800.8
September 30                                           187.2              608.2          795.4
December 31                                            174.9              587.7          762.6
==============================================================================================
1994
- ----------------------------------------------------------------------------------------------
March 31                                               143.9              534.4          678.3
==============================================================================================
As % of loans at March 31, 1994                          .95%              3.51%          4.46%
==============================================================================================


Nonperforming assets, which include nonperforming loans and foreclosed property, declined $109.8 million or 30.3% from March 31, 1993, and $32.5 million or 11.4% from year-end 1993. As a percent of total loans and foreclosed property, nonperforming assets declined to 1.65% compared to 2.66% at March 31, 1993, and 1.90% at December 31, 1993. The steady decline in nonperforming asset levels over the last several quarterly periods largely resulted from loan payments and loans returned to accrual status, together with a reduction in loans migrating to nonaccrual status. This trend reflects a stronger economy and the effectiveness of the Corporation's comprehensive loan administration and workout procedures. As a percentage of total assets, nonperforming assets fell below the 1.0% level to .93%. Nonperforming loans at March 31, 1994, declined to $143.9 million or .95% of total loans, the lowest levels in several years compared to 1.17% at December 31, 1993, and 1.68% at March 31, 1993. Table 11
summarizes the nonperforming assets by major banking unit/geographic location and illustrates the broad-based improvement achieved.

6  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

    As part of management's overall portfolio analysis, ongoing credit quality reviews are performed to evaluate risk inherent in the portfolio and potential risk that may develop in the future. A critical element in assessing portfolio risk is the level of criticized loans. The
Corporation's internal risk rating system designates specific credits as criticized loans, which include all nonperforming loans and other loans which contain features presenting more that the normal risk of collectibility. Criticized and classified assets from regulatory examinations are an integral component of the risk rating system. As displayed in Table 10, criticized loans totaled $678.3 million or 4.46% of loans at March 31, 1994, a decline of over $200 million from March 31, 1993, when criticized loans were 6.51%. Management carefully analyzes changes and trends in both nonperforming and criticized loans in assessing the risk characteristics of the loan portfolio. Given the current risk characteristics of the loan portfolio, the Corporation does not expect any significant change in criticized loans in the near term.
    In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan." This statement will require that certain impaired loans be measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or fair value of the underlying collateral if the loan is collateral dependent. Adoption of this pronouncement is required in 1995 and, at present, is not expected to have a material effect on the Corporation's reported financial results.

- -------------------------------------------------------------------
Table 11: Nonperforming Assets
          by Banking Unit
                                 MARCH       December         March
(in millions)                 31, 1994       31, 1993      31, 1993
- -------------------------------------------------------------------
Missouri                        $153.9         $171.4        $221.5
New Mexico                        46.6           53.4          76.1
Oklahoma                          10.9           14.3          17.3
Texas                              9.1           13.7          21.2
Iowa                               6.9            7.2          10.1
Illinois                           7.8            7.1           9.1
Arkansas                           4.5            4.0           3.6
Tennessee                          6.3            6.8           3.9
Kansas                             7.0            7.6
- -------------------------------------------------------------------
Total                           $253.0         $285.5        $362.8
===================================================================

SEGREGATED ASSETS
    As part of the regulatory-assisted acquisition of Missouri Bridge Bank, N.A. on April 23, 1993, the Corporation entered into a five-year loss-sharing arrangement with the FDIC with respect to approximately $950 million in multi-family residential, commercial real estate, construction, and commercial and industrial loans. During the five-year period, the FDIC will reimburse the Corporation for 80 percent of the first $92.0 million of net charge-offs on these loans, after which the FDIC will increase its reimbursement coverage to 95 percent of additional charge-offs. During this period and for two years thereafter, the Corporation is obligated to pay the FDIC 80 percent of all recoveries on charged-off loans.
    The Corporation has designated certain loans covered under the loss-sharing arrangement which possess more than the normal risk of collectibility as segregated assets. At March 31, 1994, segregated assets totaled $245.0 million, net of a $17.0 million credit valuation allowance, and are classified as other assets for reporting purposes. At March 31, 1994, segregated assets consisted of $64.4 million of commercial loans, $30.4 million of industrial revenue bond loans and $166.0 million of commercial real estate related loans. All other loans covered under the loss-sharing arrangement are included in the loan portfolio and totaled $386.5 million at March 31, 1994. Net charge-offs of $1.4 million, representing the Corporation's share of losses on the segregated asset pool, were recognized in the first quarter of 1994. The valuation allowance represents the Corporation's share of estimated losses upon ultimate liquidation of the portfolio. The Corporation's primary purpose in managing a portfolio of this nature is to provide ongoing collection and control activities on behalf of the FDIC. Accordingly, these assets do not represent loans made in the ordinary course of business and, due to the underlying nature of this liquidating asset pool, are excluded from the Corporation's nonperforming asset statistics. At March 31, 1994, $222.0 million of segregated assets were accorded classification treatment consistent with nonaccrual reporting, $1.2 million represented foreclosed property, and the balance of $38.8 million was past due 90 days or more. The Corporation's operating results and cash flow position are not expected to be materially affected by the ongoing collection activities associated with managing the loans subject to the loss-sharing arrangement. Segregated assets income totaled $3.3 million in the first quarter of 1994.
    A summary of activity regarding segregated assets is provided in Table 12.

- -----------------------------------------------------------------------------------
Table 12: Segregated Assets
                                     Principal         Allowance          Principal
March 31, 1994 (in millions)           balance        for losses       balance, net
- -----------------------------------------------------------------------------------
Balance, beginning of year              $266.6             $18.4             $248.2
Charge-offs                               (8.7)             (1.7)
Recoveries                                 1.6                .3
Transfers to segregated assets            16.3
Payments on segregated assets            (13.8)
- -----------------------------------------------------------------------------------
Segregated assets, end of period        $262.0             $17.0             $245.0
===================================================================================

                                                      1994 Quarterly Report  7

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

LOAN PORTFOLIO
    The majority of the Corporation's loans are made within its natural trade territory, and the portfolio is highly diversified. There are no concentrations of credit to any borrower or industry in excess of 5% of total loans, and the portfolio is well balanced between wholesale and consumer lending.
    At March 31, 1994, loans totaled $15.1 billion, an increase of 12.7% over the same period of last year. Based on average balances, loans increased 13.9%, principally the result of 1993 purchase acquisitions and meaningful internal loan growth within the consumer and middle-market commercial portfolios. Excluding acquisitions, loans increased 9% from March 31, 1993, and were led by a 20% increase in consumer loans coupled with an increase of approximately 5% in commercial loans. Consumer loan growth stepped up over the second half of last year, largely the result of increased retail penetration of consumer products, primarily auto loans and credit cards.
The increase in commercial loans was primarily due to middle-market loan growth.
    The portfolio mix has undergone a favorable shift in that business development efforts have focused on expanding the middle-market commercial and consumer sectors, which has been complemented by acquisitions of retail-oriented institutions. At March 31, 1994, middle-market commercial and consumer loans represented approximately 49% of the loan portfolio compared to 47% at March 31, 1993. Commercial real estate and real estate construction loans represented 20.5% of total loans at March 31, 1994, compared to 19.6% at March 31, 1993. The Corporation closely monitors the composition and quality of the real estate portfolio through established credit review procedures to ensure that significant credit concentrations do not exist within this portfolio. The portfolio is geographically dispersed, primarily in areas where the Corporation has a direct banking presence, and is widely diversified between residential construction, office and retail properties, and land acquisition and development loans.
    The Corporation has limited foreign loan exposure and its portfolio of highly leveraged transaction loans (HLT's) is minimal, at .5% of total loans at March 31, 1994.
    Table 13 displays the components of the loan portfolio under standard financial reporting definitions. Management also reviews the diversification of the portfolio using internally developed standards and definitions as summarized in Table 14.

- -----------------------------------------------------------------------------------------------------
Table 13: Summary of Loan Portfolio
(in millions)                                 MARCH 31, 1994     December 31, 1993     March 31, 1993
- -----------------------------------------------------------------------------------------------------
Commercial                                         $ 7,616.2             $ 7,490.7          $ 6,933.9
Real estate mortgage                                 2,957.2               2,988.5            2,752.6
Real estate construction                               579.6                 558.0              436.6
Consumer                                             3,935.6               3,742.8            3,294.4
Lease financing                                         92.5                  95.2               78.2
- -----------------------------------------------------------------------------------------------------
  Total domestic loans                              15,181.1              14,875.2           13,495.7
Foreign loans                                           18.2                  18.0               18.9
- -----------------------------------------------------------------------------------------------------
  Total loans, before deduction of
    unearned income                                 15,199.3              14,893.2           13,514.6
Less unearned income                                    59.9                  67.3               83.8
- -----------------------------------------------------------------------------------------------------
  Total loans, net of unearned income              $15,139.4             $14,825.9          $13,430.8
=====================================================================================================

- --------------------------------------------------------------------------------------------------
Table 14: Composition of Loan Portfolio
                                  MARCH 31, 1994         December 31, 1993          March 31, 1993
- --------------------------------------------------------------------------------------------------
                                            % OF                      % Of                    % Of
                                           TOTAL                     Total                   Total
(in millions)                   AMOUNT     LOANS          Amount     Loans         Amount    Loans
- --------------------------------------------------------------------------------------------------
Real estate:
  1-4 family residential     $ 2,946.9      19.4%      $ 2,970.6      20.0%     $ 2,732.4     20.2%
  Land acquisition               148.8       1.0           168.8       1.1          107.8       .8
  Residential construction       191.0       1.2           181.2       1.2          136.3      1.0
  Commercial construction        239.8       1.6           208.0       1.4          192.5      1.4
  Commercial real estate       2,444.9(1)   16.1         2,446.6(1)   16.4        2,070.6     15.3
  Mini-perms                      88.7        .6           107.2        .7          146.1      1.1
- --------------------------------------------------------------------------------------------------
    Total real estate          6,060.1      39.9         6,082.4      40.8        5,385.7     39.8
Commercial loans to Fortune
  1,000 companies and other
  large corporate borrowers      740.4       4.9           662.5       4.5          749.2      5.6
Middle-market commercial       3,451.5      22.7         3,359.9      22.6        3,106.8     23.0
Highly leveraged
  transactions (HLT's)            84.4        .5            91.0        .6           80.0       .6
Bank stock loans                 210.5       1.4           226.4       1.5          246.2      1.8
Agriculture                      606.1       4.0           615.0       4.1          555.2      4.1
Consumer:
  Home equity                    366.9       2.4           363.1       2.4          356.5      2.6
  Credit card                    450.4       3.0           457.3       3.1          356.9      2.7
  Installment                  3,118.3      20.5         2,922.4      19.6        2,581.0     19.1
- --------------------------------------------------------------------------------------------------
    Total consumer             3,935.6      25.9         3,742.8      25.1        3,294.4     24.4
Lease financing                   92.5        .6            95.2        .7           78.2       .6
Foreign                           18.2        .1            18.0        .1           18.9       .1
- --------------------------------------------------------------------------------------------------
    Total loans              $15,199.3     100.0%      $14,893.2     100.0%     $13,514.6    100.0%
==================================================================================================

(1) Includes approximately $220 million and $240 million of commercial real estate loans covered by the FDIC loss-sharing agreement related to the acquisition of Missouri Bridge Bank, N.A. at March 31, 1994, and December 31, 1993, respectively.

8  Boatmen's Bancshares, Inc.

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

FINANCIAL POSITION AND LIQUIDITY
    The basic financial structure of the Corporation's average and period-end balance sheet changed only moderately from the fourth quarter and first quarter of last year primarily due to purchase acquisitions and higher levels of purchased funds. At March 31, 1994, assets totaled $27.1 billion compared to $23.9 billion at March 31, 1993, and $26.7 billion at December
31, 1993.
    Assets acquired in purchase acquisitions subsequent to March 31, 1993, totaled approximately $1.3 billion, consisting primarily of loans aggregating $.5 billion, investment securities of $.5 million and segregated assets of $245 million. Core deposits received from these acquisitions approximated $1.0 billion.
    Liquidity represents the availability of funding to meet the obligations to depositors, borrowers, and creditors at a reasonable cost without adverse consequences. Accordingly, the Corporation's liquidity position is greatly influenced by its funding base and asset mix. Core deposits, which consist of investable checking account deposits and certain interest-bearing accounts, represent the Corporation's largest and most important funding source, as these deposits represent a more stable, lower cost source of funds.
    The core deposit base is supplemented by the Corporation's wholesale and correspondent banking activities which provide a natural access to short-term purchased funds, such as negotiable certificates of deposit and overnight surplus funds. These funds can be acquired when needed, principally from existing customers within the Corporation's natural trade territory and through access to national money markets.
    Average core deposits totaled $18.1 billion for the first quarter of 1994, an increase of $1.4 billion or 8.3% from the same period last year. Average earning asset growth during this period exceeded core deposit growth by approximately $1.0 billion; accordingly, the additional earning asset volume has been funded by higher levels of purchased funds. Average core deposits supported 76.3% of earning assets for the first quarter of 1994 compared to 78.3% during the same period last year. Purchased funds, which increased approximately $.9 billion from the prior year, supported 16.2% of average earning assets compared to 13.9% for the first quarter of last year. The Corporation expects earning asset growth will continue to exceed core deposit growth in the near term resulting in a continued use of purchased funds at or slightly above the present levels.
    The Corporation also manages its liquidity position by maintaining adequate levels of liquid assets such as money market investments and available for sale securities. At March 31, 1994, the available for sale portfolio totaled $4.7 billion compared to $5.2 billion at December 31, 1993. These securities, comprised mainly of adjustable-rate mortgage-backed securities, U.S. Treasury securities, pass-through mortgage-backed securities, and short-term CMO's, may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks. At March 31, 1994, unrealized appreciation in the available for sale portfolio was approximately $3.5 million compared to $69 million at December 31, 1993.
This decline was primarily due to the recent run-up in market interest rates.
    Maintaining favorable debt ratings is also critical to liquidity because it can affect the availability and cost of funds to the Corporation. The
Parent Company's ability to access the capital markets on a cost-effective basis is reflected by its debt ratings, summarized on page 16. There were no commitments for capital expenditures at March 31, 1994, which would materially impact the Corporation's liquidity position.

CAPITAL STRUCTURE
    The Corporation continues to rank among the most strongly capitalized bank holding companies in the country. This strong capital position and overall financial strength provide a good base for future expansion when profitable investment opportunities arise. The cornerstone of the Corporation's capital structure is its common equity, totaling $2.2 billion or approximately 81% of total capitalization at March 31, 1994, an increase of 11.5% from March 31,1993. The equity to asset ratio was 7.94% at March 31, 1994, compared to 8.07% at March 31, 1993, and 8.00% at December 31, 1993.
The equity base has been strengthened in recent years through earnings retention, the conversion of debt to equity and the issuance of common stock through various employee and stockholder investment plans. On April
14, 1994, the Corporation filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance of up to $500 million of debt, preferred stock or common stock. This represents the only currently existing shelf filing and there are no plans to issue securities pursuant to this filing in the near term. In the first quarter of 1993, the Corporation issued $100 million of 6.75% subordinated notes due March 15, 2003, under the final tranche of a $200 million debt registration. The Corporation also exercised its option to prepay approxi-

- ---------------------------------------------------------------------------------------------
Table 15: Capital Structure
(in millions)                           MARCH 31, 1994    December 31, 1993    March 31, 1993
- ---------------------------------------------------------------------------------------------
Long-term debt                                $  514.8             $  486.3          $  476.4
Stockholders' equity                           2,153.9              2,133.3           1,931.2
- ---------------------------------------------------------------------------------------------
Total capitalization                          $2,668.7             $2,619.6          $2,407.6
=============================================================================================
Tangible equity                               $1,886.8             $1,858.0          $1,704.9
=============================================================================================

Ratios
- ---------------------------------------------------------------------------------------------
Equity/assets                                     7.94%                8.00%             8.07%
Tangible equity/assets                            7.02                 7.04              7.19
Long-term debt as % of total capitalization      19.29                18.56             19.79
Double leverage                                 108.93               110.37            111.11
Dividends paid
  (for the period, in thousands):
    Preferred                                  $    20             $     86           $    22
    Common                                      32,225              112,129            27,020
Total dividends as % of net income                37.7%                35.4%             34.1%
=============================================================================================

                                                     1994 Quarterly Report  9

FINANCIAL COMMENTARY
- -------------------------------------------------------------------------------

mately $14 million of convertible subordinated debt at its Iowa subsidiary during the first quarter of last year, resulting in the issuance of approximately 1.0 million shares of common stock as noteholders elected to convert debt to equity prior to the prepayment date.
    An important measure of capital adequacy of a banking institution is its risk-based capital ratios, which represents the primary capital standard for regulatory purposes. The Corporation's risk-based capital ratios of 10.61% for Tier I and 14.25% for total capital substantially exceed the regulatory required minimums. An additional measure of capital, referred to as the Tier I leverage ratio, places a constraint on the degree to which a banking institution can leverage its equity capital base. At March 31, 1994, the Corporation's Tier I leverage ratio was 7.05%, well in excess of required minimums.
    The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), established rating categories for all FDIC-insured institutions ranging from "well capitalized" to "critically undercapitalized." The ratings combine capital measures in addition to the level of regulatory supervision received by an individual financial institution. At March 31, 1994, all of the Corporation's banking subsidiaries met the capital criteria required by the well capitalized definition. FDICIA mandated other changes to risk-based capital rules that may become effective in 1994, notably the requirement to incorporate interest rate risk into the risk-based capital computation. As proposed, this change is not expected to have a material effect on the Corporation's capital requirements. The Federal Reserve Board and other regulatory agencies are proposing other amendments to existing risk-based capital guidelines to include the unrealized appreciation/depreciation on available for sale securities in Tier I capital. The Corporation believes it would be more appropriate to exclude the unrealized appreciation/depreciation from Tier I as inclusion could introduce volatility in capital levels which is inconsistent with the managerial concept of longer-term capital planning.

- -----------------------------------------------------------------------------------------------
Table 16: Intangible Assets
(in millions)                         MARCH 31, 1994       December 31, 1993     March 31, 1993
- -----------------------------------------------------------------------------------------------
Goodwill--Parent Company                      $ 94.0                  $ 95.3             $ 99.4
- -----------------------------------------------------------------------------------------------
Subsidiaries:
  Goodwill                                     114.3                   118.3               77.5
  Core deposit premium                          50.5                    53.3               42.7
  Credit card premium                            3.4                     3.5                1.4
  Purchased mortgage servicing rights            4.9                     4.9                5.3
- -----------------------------------------------------------------------------------------------
                                               173.1                   180.0              126.9
- -----------------------------------------------------------------------------------------------
  Total intangible assets                     $267.1                  $275.3             $226.3
===============================================================================================

- -----------------------------------------------------------------------------------------------
Table 17: Risk-Based Capital
(in millions)                         MARCH 31, 1994       December 31, 1993     March 31, 1993
- -----------------------------------------------------------------------------------------------
Tier I capital:
  Stockholders' equity                     $ 2,153.9               $ 2,133.3          $ 1,931.2
  Minority interest                               .7                      .7                1.0
  Intangible assets:
    Goodwill                                  (208.3)                 (213.6)            (176.9)
    Core deposit premium                       (50.5)                  (53.3)             (42.7)
  Unrealized net appreciation,
    available for sale securities               (2.2)                  (42.3)
- -----------------------------------------------------------------------------------------------
  Total Tier I                               1,893.6                 1,824.8            1,712.6
- -----------------------------------------------------------------------------------------------
Tier II capital:
  Allowable reserve for loan losses            224.6                   215.3              199.4
  Qualifying long-term debt                    425.0                   425.2              437.1
- -----------------------------------------------------------------------------------------------
  Total Tier II                                649.6                   640.5              636.5
- -----------------------------------------------------------------------------------------------
  Total capital                            $ 2,543.2               $ 2,465.3          $ 2,349.1
===============================================================================================
Risk-adjusted assets                       $17,851.3               $17,098.0          $15,952.6
===============================================================================================
Risk-based capital ratios:
  Tier I                                       10.61%                  10.67%             10.74%
===============================================================================================
  Total                                        14.25%                  14.42%             14.73%
===============================================================================================
Tier I Leverage ratio                           7.05%                   6.93%              7.23%
===============================================================================================

10  Boatmen's Bancshares, Inc.

CONSOLIDATED QUARTERLY EARNINGS TREND
- -----------------------------------------------------------------------------------------------------
                                                        1994                    1993
- -----------------------------------------------------------------------------------------------------
(in thousands)                                           FIRST   Fourth    Third     Second   First
- -----------------------------------------------------------------------------------------------------
Interest income
  Interest and fees on loans                           $289,634 $287,592  $287,251  $279,297 $265,662
  Interest on short-term investments                        560      257       405       509      826
  Interest on Federal funds sold and securities
   purchased under resale agreements                      1,593    2,380     1,936     3,161    5,884
  Interest on held to maturity securities
    Taxable                                              41,025   92,383    96,537    97,569   94,789
    Tax-exempt                                           13,744   13,907    14,366    14,745   15,363
- -----------------------------------------------------------------------------------------------------
    Total interest on held to maturity securities        54,769  106,290   110,903   112,314  110,152
  Interest on available for sale securities              59,091    7,169     7,258     7,360    7,270
  Interest on trading securities                            840    1,063       429       493      585
- -----------------------------------------------------------------------------------------------------
    Total interest income                               406,487  404,751   408,182   403,134  390,379
- -----------------------------------------------------------------------------------------------------
Interest expense
  Interest on deposits                                  124,050  128,331   133,406   135,096  132,011
  Interest on Federal funds purchased
    and other short-term borrowings                      23,135   19,126    16,014    12,688   14,539
  Interest on capital lease obligation                      945      965       964       965      964
  Interest on long-term debt                              9,714    9,704     9,542     9,391    8,268
- -----------------------------------------------------------------------------------------------------
    Total interest expense                              157,844  158,126   159,926   158,140  155,782
- -----------------------------------------------------------------------------------------------------
    Net interest income                                 248,643  246,625   248,256   244,994  234,597
Provision for loan losses                                 5,640   11,853    13,040    15,918   19,373
- -----------------------------------------------------------------------------------------------------
    Net interest income after provision for loan
     losses                                             243,003  234,772   235,216   229,076  215,224
- -----------------------------------------------------------------------------------------------------
Noninterest income
  Trust fees                                             39,190   37,895    38,723    37,952   35,010
  Service charges                                        40,047   41,250    39,173    37,770   35,008
  Credit card                                            15,045   14,934    14,561    13,276   11,618
  Investment banking profits and fees                     7,926    8,657     9,546     8,895    8,502
  Securities gains, net                                   2,554    1,753       250       736       68
  Other                                                  24,961   29,481    29,540    25,416   20,345
- -----------------------------------------------------------------------------------------------------
    Total noninterest income                            129,723  133,970   131,793   124,045  110,551
- -----------------------------------------------------------------------------------------------------
Noninterest expense
  Staff                                                 123,097  119,147   120,336   115,763  111,234
  Net occupancy                                          16,608   17,140    19,072    16,913   16,304
  Equipment                                              20,038   21,132    19,704    18,589   18,102
  FDIC insurance                                         11,462   11,381    11,232    10,803   10,969
  Credit card                                             9,031    9,981     9,400     8,700    7,124
  Foreclosed property costs, net                         (1,114)  (1,235)       83    (2,048)  (1,590)
  Other                                                  63,403   76,255    68,475    64,185   53,270
- -----------------------------------------------------------------------------------------------------
    Total noninterest expense                           242,525  253,801   248,302   232,905  215,413
- -----------------------------------------------------------------------------------------------------
  Income before income tax expense                      130,201  114,941   118,707   120,216  110,362
Income tax expense                                       44,617   37,819    37,379    40,493   31,116
- -----------------------------------------------------------------------------------------------------
  Net income                                           $ 85,584 $ 77,122  $ 81,328  $ 79,723 $ 79,246
=====================================================================================================
  Net income per share                                     $.82     $.75      $.78      $.77     $.77
=====================================================================================================
  Dividends declared per share                             $.31     $.31      $.31      $.28     $.28
=====================================================================================================
Returns
  Return on assets                                         1.29%    1.18%     1.28%     1.29%    1.34%
  Return on equity                                        15.92    14.91     16.15     16.26    16.75
=====================================================================================================

                                                    1994 Quarterly Report  11

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEET AND NET INTEREST MARGIN
- ----------------------------------------------------------------------------------------------------
(dollars in millions)                                                               1994
- ----------------------------------------------------------------------------------------------------
                                                                               FIRST QUARTER
- ----------------------------------------------------------------------------------------------------
                                                                                   INCOME/  YIELDS/
Assets                                                                   BALANCE   EXPENSE    RATES
- ----------------------------------------------------------------------------------------------------
Loans, net of unearned income                                          $14,956.3   $291.0       7.78%
Short-term investments                                                      60.0       .6       3.73
Federal funds sold and securities purchased
  under resale agreements                                                  193.2      1.6       3.30
Held to maturity securities:
  Taxable                                                                2,890.3     41.0       5.68
  Tax-exempt                                                               808.4     20.7      10.22
- ----------------------------------------------------------------------------------------------------
  Total held to maturity securities                                      3,698.7     61.7       6.67
Available for sale securities                                            4,712.6     59.1       5.02
Trading securities                                                          69.5       .8       4.94
- ----------------------------------------------------------------------------------------------------
  Total earning assets                                                  23,690.3    414.8       7.00
Less reserve for loan losses                                              (346.0)
Cash and due from banks                                                  1,661.2
All other assets                                                         1,587.0
- ----------------------------------------------------------------------------------------------------
  Total assets                                                         $26,592.5
====================================================================================================

Liabilities and Stockholders' Equity
- ----------------------------------------------------------------------------------------------------
Retail savings deposits and
  interest-bearing transaction accounts                                $ 8,803.2   $ 50.1       2.28%
Time deposits                                                            7,330.2     74.0       4.04
- ----------------------------------------------------------------------------------------------------
  Total interest-bearing deposits                                       16,133.4    124.1       3.08
Federal funds purchased and
  other short-term borrowings                                            3,008.5     23.1       3.08
Capital lease obligation                                                    39.1       .9       9.72
Long-term debt                                                             514.0      9.7       7.56
- ----------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities                                    19,695.0    157.8       3.21
Demand deposits                                                          4,425.8
All other liabilities                                                      320.7
- ----------------------------------------------------------------------------------------------------
  Total liabilities                                                     24,441.5
Redeemable preferred stock                                                   1.2
Total stockholders' equity                                               2,149.8
- ----------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                           $26,592.5
====================================================================================================
Interest rate spread                                                                            3.79%
Effect of noninterest-bearing funds                                                              .55
- ----------------------------------------------------------------------------------------------------
Net interest income/margin                                                         $257.0       4.34%
====================================================================================================
Nonaccrual loans are included in average
balances and income on such loans is recog-
nized on a cash basis. Interest income and
yields are presented on a fully-taxable equiv-
alent basis using the Federal statutory
income tax rate, net of nondeductible inter-
est expense. Such adjustments by earning
asset category are as follows:
  Loans                                                                              $1.4
  Tax-exempt held to maturity securities                                              6.9
  Trading securities
- ----------------------------------------------------------------------------------------------------
    Total                                                                            $8.3
====================================================================================================

12  Boatmen's Bancshares, Inc.

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                          1993
- --------------------------------------------------------------------------------------------------------------------------------
                                                                Fourth Quarter                     Third Quarter
- --------------------------------------------------------------------------------------------------------------------------------
                                                                   Income/       Yields/                   Income/       Yields/
                                                   Balance         Expense         Rates    Balance        Expense         Rates
- --------------------------------------------------------------------------------------------------------------------------------

Loans, net of unearned income                     $14,666.2        $289.5          7.90%   $14,373.7       $288.6           8.03%
Short-term investments                                 31.2            .2          3.29         48.7           .4           3.33
Federal funds sold and securities purchased
  under resale agreements                             297.9           2.4          3.20        245.3          1.9           3.16
Held to maturity securities:
  Taxable                                           6,799.5          92.4          5.43      6,652.5         96.5           5.80
  Tax-exempt                                          841.0          21.0         10.00        844.5         22.3          10.55
- --------------------------------------------------------------------------------------------------------------------------------
  Total held to maturity securities                 7,640.5         113.4          5.94      7,497.0        118.8           6.34
Available for sale securities                         469.2           7.2          6.11        479.9          7.3           6.05
Trading securities                                     85.7           1.1          5.13         35.9           .5           5.30
- --------------------------------------------------------------------------------------------------------------------------------
  Total earning assets                             23,190.7         413.8          7.14     22,680.5        417.5           7.36
Less reserve for loan losses                         (344.9)                                  (339.3)
Cash and due from banks                             1,720.4                                  1,619.6
All other assets                                    1,554.5                                  1,587.5
- --------------------------------------------------------------------------------------------------------------------------------
  Total assets                                    $26,120.7                                $25,548.3
================================================================================================================================

Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------------------------------------------------------
Retail savings deposits and
  interest-bearing transaction accounts           $ 8,601.0        $ 51.3          2.38%   $ 8,470.3       $ 52.3           2.47%
Time deposits                                       7,538.8          77.0          4.09      7,827.3         81.1           4.15
- --------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits                  16,139.8         128.3          3.18     16,297.6        133.4           3.27
Federal funds purchased and
  other short-term borrowings                       2,579.6          19.1          2.97      2,148.3         16.0           2.98
Capital lease obligation                               39.3           1.0          9.72         39.5          1.0           9.72
Long-term debt                                        487.8           9.7          7.96        471.4          9.5           8.10
- --------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities               19,246.5         158.1          3.29     18,956.8        159.9           3.37
Demand deposits                                     4,560.9                                  4,298.5
All other liabilities                                 242.5                                    277.9
- --------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                24,049.9                                 23,533.2
Redeemable preferred stock                              1.2                                      1.2
Total stockholders' equity                          2,069.6                                  2,013.9
- --------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity      $26,120.7                                $25,548.3
================================================================================================================================
Interest rate spread                                                               3.85%                                    3.99%
Effect of noninterest-bearing funds                                                 .56                                      .55
- --------------------------------------------------------------------------------------------------------------------------------
Net interest income/margin                                         $255.7          4.41%                   $257.6           4.54%
================================================================================================================================
Nonaccrual loans are included in average
balances and income on such loans is recog-
nized on a cash basis. Interest income and
yields are presented on a fully-taxable equiv-
alent basis using the Federal statutory
income tax rate, net of nondeductible inter-
est expense. Such adjustments by earning
asset category are as follows:
  Loans                                                              $1.9                                    $1.4
  Tax-exempt held to maturity securities                              7.1                                     7.9
  Trading securities                                                   .1
- --------------------------------------------------------------------------------------------------------------------------------
    Total                                                            $9.1                                    $9.3
================================================================================================================================


- --------------------------------------------------------------------------------------------------------------------------------
                                                                                          1993
- --------------------------------------------------------------------------------------------------------------------------------
                                                                Second Quarter                     First Quarter
- --------------------------------------------------------------------------------------------------------------------------------
                                                                   Income/       Yields/                   Income/       Yields/
                                                   Balance         Expense         Rates    Balance        Expense         Rates
- --------------------------------------------------------------------------------------------------------------------------------

Loans, net of unearned income                     $13,958.8        $280.8          8.05%   $13,127.9       $266.8           8.13%
Short-term investments                                 60.7            .5          3.36        100.4           .8           3.29
Federal funds sold and securities purchased
  under resale agreements                             407.6           3.2          3.10        776.1          5.9           3.03
Held to maturity securities:
  Taxable                                           6,256.2          97.6          6.24      5,865.4         94.8           6.46
  Tax-exempt                                          865.0          21.8         10.10        890.7         22.7          10.20
- --------------------------------------------------------------------------------------------------------------------------------
  Total held to maturity securities                 7,121.2         119.4          6.71      6,756.1        117.5           6.96
Available for sale securities                         489.3           7.3          6.02        497.0          7.3           5.85
Trading securities                                     42.9            .6          5.03         49.4           .6           5.09
- --------------------------------------------------------------------------------------------------------------------------------
  Total earning assets                             22,080.5         411.8          7.46     21,306.9        398.9           7.49
Less reserve for loan losses                         (329.2)                                  (310.0)
Cash and due from banks                             1,613.5                                  1,547.3
All other assets                                    1,416.6                                  1,167.4
- --------------------------------------------------------------------------------------------------------------------------------
  Total assets                                    $24,781.4                                $23,711.6
================================================================================================================================

Liabilities and Stockholders' Equity
- --------------------------------------------------------------------------------------------------------------------------------
Retail savings deposits and
  interest-bearing transaction accounts           $ 8,226.1        $ 50.9          2.48%   $ 7,808.2       $ 49.7           2.55%
Time deposits                                       7,922.8          84.2          4.25      7,550.9         82.3           4.36
- --------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing deposits                  16,148.9         135.1          3.35     15,359.1        132.0           3.44
Federal funds purchased and
  other short-term borrowings                       1,740.7          12.7          2.92      1,902.0         14.5           3.06
Capital lease obligation                               39.7            .9          9.72         39.9          1.0           9.72
Long-term debt                                        475.2           9.4          7.90        389.9          8.3           8.48
- --------------------------------------------------------------------------------------------------------------------------------
  Total interest-bearing liabilities               18,404.5         158.1          3.44     17,690.9        155.8           3.52
Demand deposits                                     4,142.0                                  3,923.7
All other liabilities                                 272.1                                    203.5
- --------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                22,818.6                                 21,818.1
Redeemable preferred stock                              1.2                                      1.2
Total stockholders' equity                          1,961.6                                  1,892.3
- --------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity      $24,781.4                                $23,711.6
================================================================================================================================
Interest rate spread                                                               4.02%                                    3.97%
Effect of noninterest-bearing funds                                                 .58                                      .59
- --------------------------------------------------------------------------------------------------------------------------------
Net interest income/margin                                         $253.7          4.60%                   $243.1           4.56%
================================================================================================================================
Nonaccrual loans are included in average
balances and income on such loans is recog-
nized on a cash basis. Interest income and
yields are presented on a fully-taxable equiv-
alent basis using the Federal statutory
income tax rate, net of nondeductible inter-
est expense. Such adjustments by earning
asset category are as follows:
  Loans                                                              $1.5                                    $1.1
  Tax-exempt held to maturity securities                              7.1                                     7.4
  Trading securities                                                   .1
- --------------------------------------------------------------------------------------------------------------------------------
    Total                                                            $8.7                                    $8.5
================================================================================================================================

                                                    1994 Quarterly Report  13

CONSOLIDATED BALANCE SHEET
- ---------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                    MARCH 31, 1994       March 31, 1993       December 31, 1993
- ---------------------------------------------------------------------------------------------------------------------
Assets
- ---------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                      $ 1,713,937          $ 1,528,882             $ 1,608,051
Short-term investments                                            99,650               95,873                  24,748
Securities:
  Held to maturity                                             3,982,985            6,958,517               3,324,847
  Available for sale                                           4,701,187              502,722               5,176,966
  Trading                                                         33,845               42,239                  48,081
Federal funds sold and securities purchased under
 resale agreements                                               112,326              468,152                 407,672
Loans                                                         15,139,352           13,430,841              14,825,922
  Less reserve for loan losses                                   345,272              319,220                 341,099
- ---------------------------------------------------------------------------------------------------------------------
  Loans, net                                                  14,794,080           13,111,621              14,484,823
- ---------------------------------------------------------------------------------------------------------------------
Property and equipment                                           515,096              436,282                 480,586
Other assets                                                   1,178,924              777,797               1,098,275
- ---------------------------------------------------------------------------------------------------------------------
  Total assets                                               $27,132,030          $23,922,085             $26,654,049
=====================================================================================================================

Liabilities and Stockholders' Equity
- ---------------------------------------------------------------------------------------------------------------------
Liabilities:
Demand deposits                                              $ 4,517,453          $ 3,948,258             $ 4,769,947
Retail savings deposits and interest-bearing
 transaction accounts                                          8,815,903            7,914,652               8,773,058
Time deposits                                                  7,363,068            7,544,465               7,365,997
- ---------------------------------------------------------------------------------------------------------------------
  Total deposits                                              20,696,424           19,407,375              20,909,002
- ---------------------------------------------------------------------------------------------------------------------
Federal funds purchased and securities sold under
 repurchase agreements                                         2,983,790            1,494,561               1,996,022
Short-term borrowings                                            429,935              274,444                 815,971
Capital lease obligation                                          39,008               39,815                  39,224
Long-term debt                                                   514,759              476,399                 486,253
Other liabilities                                                313,119              297,039                 273,168
- ---------------------------------------------------------------------------------------------------------------------
  Total liabilities                                           24,977,035           21,989,633              24,519,640
- ---------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock                                         1,142                1,248                   1,155
- ---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
Common stock ($1 par value; 125,000,000 shares authorized)       104,625               51,727                 104,126
Surplus                                                          793,743              827,427                 786,840
Retained earnings                                              1,253,301            1,052,050               1,200,036
Unrealized net appreciation, available for sale securities         2,184                                       42,252
- ---------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                   2,153,853            1,931,204               2,133,254
- ---------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                 $27,132,030          $23,922,085             $26,654,049
=====================================================================================================================
Held to maturity securities, market value                    $ 3,964,874          $ 7,160,598             $ 3,408,119
Available for sale securities, market value                    4,701,187              525,593               5,176,966
Common stock, shares outstanding                             104,625,057           51,727,199             104,125,546
=====================================================================================================================

14  Boatmen's Bancshares, Inc.

CONSOLIDATED STATEMENT OF INCOME
- ---------------------------------------------------------------------------------------
Three months ended March 31 (in thousands)                          1994           1993
- ---------------------------------------------------------------------------------------
Interest income
  Interest and fees on loans                                    $289,634       $265,662
  Interest on short-term investments                                 560            826
  Interest on Federal funds sold and securities purchased
    under resale agreements                                        1,593          5,884
  Interest on held to maturity securities
    Taxable                                                       41,025         94,789
    Tax-exempt                                                    13,744         15,363
- ---------------------------------------------------------------------------------------
    Total interest on held to maturity securities                 54,769        110,152
  Interest on available for sale securities                       59,091          7,270
  Interest on trading securities                                     840            585
- ---------------------------------------------------------------------------------------
    Total interest income                                        406,487        390,379
- ---------------------------------------------------------------------------------------
Interest expense
  Interest on deposits                                           124,050        132,011
  Interest on Federal funds purchased and other short-term
   borrowings                                                     23,135         14,539
  Interest on capital lease obligation                               945            964
  Interest on long-term debt                                       9,714          8,268
- ---------------------------------------------------------------------------------------
    Total interest expense                                       157,844        155,782
- ---------------------------------------------------------------------------------------
    Net interest income                                          248,643        234,597
Provision for loan losses                                          5,640         19,373
- ---------------------------------------------------------------------------------------
    Net interest income after provision for loan losses          243,003        215,224
- ---------------------------------------------------------------------------------------
Noninterest income
  Trust fees                                                      39,190         35,010
  Service charges                                                 40,047         35,008
  Credit card                                                     15,045         11,618
  Investment banking profits and fees                              7,926          8,502
  Securities gains, net                                            2,554             68
  Other                                                           24,961         20,345
- ---------------------------------------------------------------------------------------
    Total noninterest income                                     129,723        110,551
Noninterest expense
  Staff                                                          123,097        111,234
  Net occupancy                                                   16,608         16,304
  Equipment                                                       20,038         18,102
  FDIC insurance                                                  11,462         10,969
  Credit card                                                      9,031          7,124
  Foreclosed property costs, net                                  (1,114)        (1,590)
  Other                                                           63,403         53,270
- ---------------------------------------------------------------------------------------
    Total noninterest expense                                    242,525        215,413
- ---------------------------------------------------------------------------------------
  Income before income tax expense                               130,201        110,362
Income tax expense                                                44,617         31,116
- ---------------------------------------------------------------------------------------
  Net income                                                    $ 85,584       $ 79,246
=======================================================================================
  Net income per share                                              $.82           $.77
=======================================================================================
  Dividends declared per share                                      $.31           $.28
=======================================================================================

Earnings per share amounts are based on weighted average shares outstanding after adjusting net income for dividends on preferred stock.
For the first quarter, average shares outstanding were 104,581,944 in 1994 and 102,954,100 in 1993. Preferred dividends declared totaled $20 in 1994 and $22 in 1993.

                                                    1994 Quarterly Report  15

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                               Unrealized Net
                                                      Common Stock                              Appreciation,
                                                    ----------------              Retained      Available for
(in thousands)                                      Shares    Amount   Surplus    Earnings    Sale Securities         Total
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1993                            51,131  $ 51,131  $809,923  $1,000,166                 --    $1,861,220
Net income                                              --        --        --      79,246                 --        79,246
Cash dividends declared:
  Common ($.28 per share)(1)                            --        --        --     (27,342)                --       (27,342)
  Redeemable preferred                                  --        --        --         (22)                --           (22)
Common stock issued pursuant to various
  employee and shareholder stock issuance plans        121       121     5,007          --                 --         5,128
Common stock issued upon conversion
  of convertible subordinated debt                     475       475    12,497          --                 --        12,972
Adjustment of investments in
  equity securities to market value                     --        --        --           2                 --             2
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1993                             51,727  $ 51,727  $827,427  $1,052,050                 --    $1,931,204
===========================================================================================================================
BALANCE, JANUARY 1, 1994                           104,126  $104,126  $786,840  $1,200,036            $42,252    $2,133,254
Net income                                              --        --        --      85,584                 --        85,584
Cash dividends declared:
  Common ($.31 per share)                               --        --        --     (32,299)                --       (32,299)
  Redeemable preferred                                  --        --        --         (20)                --           (20)
Common stock issued pursuant to various
  employee and shareholder stock issuance plans         87        87     1,185          --                 --         1,272
Common stock issued upon acquisition of
  Woodland Bancorp, Inc.                               411       411     5,700          --                 --         6,111
Common stock issued upon conversion
  of convertible subordinated debt                       1         1        18          --                 --            19
Adjustment of available for sale securities
  to market value                                       --        --        --          --            (40,068)      (40,068)
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1994                            104,625  $104,625  $793,743  $1,253,301            $ 2,184    $2,153,853
===========================================================================================================================

(1) Amount adjusted for the two-for-one stock split which was declared on August 10, 1993 and paid on October 1, 1993.

CORPORATE INFORMATION
- --------------------------------------------------------------------------------------------------
                                                                           Standard        Thomson
Agency Ratings                                                Moody's      & Poor's      Bankwatch
- --------------------------------------------------------------------------------------------------
Boatmen's Bancshares, Inc.:                                                                      B
  6 3/4% Subordinated notes due 2003                              A-3            A-              A
  7 5/8% Subordinated notes due 2004                              A-3            A-              A
  8 5/8% Subordinated notes due 2003                              A-3            A-              A
  9 1/4% Subordinated notes due 2001                              A-3            A-              A
  6 1/4% Convertible subordinated debentures due 2011             A-3            A-              A
  Commercial paper                                                P-1           A-1          TBW-1
The Boatmen's National Bank of St. Louis:                                                        B
  Short-term/long-term deposits                               P-1/Aa3        A-1/A+          TBW-1
Boatmen's First National Bank of Kansas City:                                                    B
  Short-term/long-term deposits                                              A-1/A+          TBW-1
- --------------------------------------------------------------------------------------------------

A Dividend Reinvestment and Stock Purchase Plan is available to shareholders of the Corporation. The key features of this Plan are:
. Dividends on common stock may be automatically reinvested;
. Option to invest up to $10,000 cash per quarter;
. No brokerage commissions or service charges on reinvested dividends or cash investments.

A Direct Deposit of Dividends program is also available to shareholders of the Corporation. This program, which is offered at no charge, provides for the deposit of quarterly dividends directly to a checking or savings account.

Please direct inquiries regarding these programs and requests for the Reinvestment Plan Prospectus and Direct Deposit Authorization Form to:
Boatmen's Trust Company, P.O. Box 14768, St. Louis, MO 63178, (314) 466-1357 or (800) 456-9852.


Corporate Headquarters
One Boatmen's Plaza
800 Market Street
St. Louis, MO 63101

Stock Listing
NASDAQ-NMS symbol: BOAT
CBOE symbol: BTQ

Transfer Agent
Boatmen's Trust Company
510 Locust Street
St. Louis, MO 63101
(314) 466-1357 or (800) 456-9852

Investor Relations Contact
Kevin R. Stitt
Director of Investor Relations
(314) 466-7662
(314) 466-5645 (FAX)

16  Boatmen's Bancshares, Inc.